UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exicure, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M 101

(CUSIP Number)

Laura J. Schumacher, Esq.

Executive Vice President, External Affairs, General Counsel and Corporate Secretary

AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064-6400

Copies to:

Ian Goldstein, Esq.

Fenwick & West LLP

1211 Avenue of the Americas

New York, NY 10006

(917) 580-3277

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30205M 101		SCHEDULE 13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (Entities Only) AbbVie Inc. 32-0375147

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,939,113

	8	Shared Voting Power None

	9	Sole Dispositive Power 1,939,113

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,113

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%(1)

14	Type of Reporting Person (See Instructions) CO

(1) Based on 35,513,987 shares of Common Stock issued and outstanding on September 26, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on October 2, 2017 (the “Super 8-K”).

CUSIP No. 30205M 101	SCHEDULE 13D

Item 1.           Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share, of Exicure, Inc., a Delaware corporation (the “Issuer” or “Exicure,” and such Common Stock, the “Common Stock”). The principal place executive offices of Exicure is 8045 Lamon Avenue, Suite 410, Skokie, IL 60077.

Item 2.           Identity and Background.

(a)           This Schedule 13D is being filed on behalf of Abbvie Inc, a Delaware corporation (“AbbVie”).

(b)           The address of the principal business office of AbbVie is 1 North Waukegan Road, North Chicago, Illinois 60064-6400.

(c)           AbbVie’s principal business is the development and marketing of advanced therapies that address some of the world’s most complex and serious diseases.

(d)           During the past five years, AbbVie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           AbbVie is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

AbbVie previously held 2,272,727 shares of the Series B-1 Preferred Stock of Exicure OpCo (as defined in the Super 8-K) and 961,538 shares of the Series B-2 Preferred Stock of Exicure OpCo.  On the closing of the Merger (as defined in the Super 8-K) and pursuant to the Merger Agreement (as defined in the Super 8-K), such shares were automatically converted into an aggregate of 1,605,780 shares of Common Stock (the “Converted Shares”) at a conversion ratio of 0.49649 per share (the “Conversion Price”).  In addition, upon the closing of the Merger and pursuant to the Offering (as defined in the Super 8-K), AbbVie entered into a Subscription Agreement with the Issuer, dated as September 26, 2017 (the “Subscription Agreement”), pursuant to which AbbVie purchased an additional 333,333 shares of Common Stock (the “New Shares”, and, together with the Converted Shares, the “Shares”) in exchange for an aggregate of $999,999.00 in cash, or $3.00 per share (the “Offering Price”), funded out of the working capital of AbbVie.

Item 4.           Purpose of Transaction.

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Schedule 13D is being filed in connection with the acquisition of the Shares by AbbVie pursuant to the Merger Agreement and the Subscription Agreement. As a result of the transactions described in this Schedule 13D, AbbVie owns approximately 5.5% of the total Common Stock outstanding on October 2, 2017.

AbbVie acquired the Shares for investment purposes. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the certificate of

CUSIP No. 30205M 101	SCHEDULE 13D

incorporation and bylaws of the Issuer, as amended. as well as any restrictions under the transaction documents described under Item 6 below, AbbVie may engage in communications with, without limitation, management of the Issuer, one or more members of the Board of Directors of the Issuer (the “Board”), other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as AbbVie may deem relevant to its investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents described in Item 6 below, AbbVie may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other financial instruments of or related to the Issuer or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as set forth in this Schedule 13D or in the transaction documents described under Item 6 below, AbbVie has no plans or proposals which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although AbbVie reserves the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5.           Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, AbbVie beneficially owns, and has sole voting and dispositive power over, 1,939,113 shares of Common Stock, which shares of Common Stock represent, based on information provided by Issuer in the Super 8-K, approximately 5.5% of the outstanding shares of Common Stock.   As described in Item 3 above, on September 26, 2017, AbbVie acquired 1,605,780 shares of the Common Stock, at the Conversion Price, upon automatic conversion of its previously owned capital stock of Exicure OpCo upon the effectiveness of the Merger.  Additionally, on September 26, 2017, pursuant to the Offering, AbbVie acquired an additional 333,000 shares at the Offering Price.  AbbVie has not disposed of any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock of the Issuer effected by AbbVie during the last 60 days.

(d) Other than AbbVie, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by AbbVie.

(e) Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AbbVie acquired the New Shares pursuant to the Subscription Agreement, subject to the terms

CUSIP No. 30205M 101	SCHEDULE 13D

and conditions thereof.  Pursuant to the Subscription Agreement, AbbVie is entitled to anti-dilution protection rights with respect to the Common Stock purchased by AbbVie in the Offering such that if within eighteen (18) months after the initial closing of the Offering, the Issuer issues certain additional shares of Common Stock or common stock equivalents for a consideration per share less than the Offering Price, AbbVie will be entitled to receive from the Issuer additional shares of Common Stock pursuant to a formula set forth in the Subscription Agreement.  Such anti-dilution protection rights will automatically terminate upon the Issuer’s receipt of gross proceeds of forty million dollars ($40,000,000) or more in one or more related closings in a bona fide transaction (which may include the Offering) in which the Issuer issue shares of Common Stock or certain common stock equivalents, subject to certain carve-outs.  Furthermore, pursuant to the Subscription Agreement, in the event that, within thirty (30) days of the initial closing of the Offering, issues additional shares of Common Stock or common stock equivalents, in each case other than in a subsequent closing of the Offering, and receives gross proceeds of two million five hundred thousand dollars ($2,500,000) upon terms and conditions, including price, more favorable to the holder of such security than the terms and conditions of the Subscription Agreement (such financing, the “Next Equity Financing”), the Issuer shall provide to AbbVie written notice of such event and, unless otherwise agreed to, the Subscription Agreement shall be deemed automatically amended and modified to include such more favorable terms therein.  To the extent an investor in the Next Equity Financing receives securities other than shares of Common Stock, then AbbVie shall, unless otherwise agreed to, exchange the New Shares (for no additional consideration) for the amount of securities issued in the Next Equity Financing equal to the aggregate Offering Price for the New Shares.

Pursuant to the Subscription Agreement, AbbVie entered into a Lock-Up Agreement with the Issuer (the “Lock-up Agreement”), pursuant to which AbbVie agreed to be restricted for a period of nine months after the Merger and the initial closing of the Offering, subject to certain customary exceptions, from certain sales or dispositions (including any pledge) of the Converted Shares.

In addition, AbbVie entered into a Registration Rights Agreement with the Issuer and other shareholders of the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer would would promptly, but no later than 60 calendar days form the final closing of the Offering, file a registration statement with the Securities and Exchange Commission covering the shares of Common Stock of the Issuer owned by AbbVie.  The Registration Rights Agreement additionally provides, subject to customary limitations, that if the Issuer is late in filing the registration statement, the registration statement is not declared effective within 150 calendar days after the final closing of the Offering, if the Issuer fails to maintain the effectiveness of the registration statement or the holders of Common Stock are unable to resell them pursuant to the registration statement for a period of more than 15 consecutive trading days or if, following listing, trading of the Common Stock is suspended or halted for more than three consecutive days or if the shares are not listed or quoted on such market, the Issuer will pay certain monetary penalties to AbbVie in respect of AbbVie’s affected Shares.

The preceding summary is qualified in its entirety by reference to the Merger Agreement, the form of Registration Rights Agreement and the form of Subscription Agreement, which are filed as exhibits 2.1, 4.2 and 10.5, respectively, to the Super 8-K, and to the Lock-up Agreement, which is filed hereto as Exhibit 1, and in each case, is incorporated herein by reference.

The information set forth under Item 3 is incorporated herein by reference.

CUSIP No. 30205M 101	SCHEDULE 13D

Item 7.           Material to be Filed as Exhibits.

Exhibit	Title

1	Lock-up Agreement by and between the Issuer and AbbVie, dated as of September 26, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2017	ABBVIE INC.

	By:	/s/ William J. Chase
	Name:	William J. Chase
	Title:	Executive Vice President, Chief Financial Officer